July 14, 2011

VIA EDGAR
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Infinity China 1 Acquisition Corporation
Amendment No.1 to Registration Statement on Form S-1
Filed May 19, 2011
File No. 333-173575

Infinity China 2 Acquisition Corporation
Amendment No.1 to Registration Statement on Form S-1
Filed May 19, 2011
File No. 333-173577

Dear Mr. Dobbie:

Infinity China 1 Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”), on behalf of itself and Infinity China 2 Acquisition Corporation, is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 19, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement filed on May 19, 2011.  Four clean and four marked copies of this filing are being sent via hand delivery to Donald Field.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

The Company has revised each Registration Statement in response to the Staff’s comments.

2.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statements.

We note the Staff's comment and will update the financial statements as necessary.

3.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-l registration statements.

We have included the currently dated consent as requested.

4.
We note your response to our prior comment 4 and reissue in part. Please address the first prong of the “foreign private issuer” definition. Refer to Exchange Act Rule 3b-4(c)(1). In this regard, we note that your response only discussed the satisfaction of the second prong of the definition as set forth in Exchange Act Rule 3b-4(c)(2).

We have revised the Registration Statement to reflect that we have “foreign private issuer” status.

5.	We note that there are a number of blanks remaining in the prospectus. Please fill in these blanks with your next amendment or tell us when you intend to do so.

We note the Staff’s comments and will provide any information omitted, as permitted pursuant to Rule 430A of the Securities Act, in the Company’s preliminary prospectus.

Summary, page 1

The Offering, page 7

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 20

6.
We note your response to our prior comment 10 and reissue in part. Please provide us with a more detailed explanation why the voting of any “Excess Shares” by management is permissible under British Virgin Islands law. The citation you included in your response does not explicitly provide for the transfer of voting power to another party as contemplated by the “Excess Shares” provision in your charter documents. In your discussion, please include any case law on point or legal analysis performed by local counsel in support of your conclusion. To the extent there is any doubt as to the enforceability of this provision, please revise the prospectus accordingly.

We note your request for a more detailed explanation as to why the voting of any “Excess Shares” by management is permissible under British Virgin Islands law and accordingly respond as follows:

The proposed treatment of Excess Shares gives rise to two relevant considerations, being:

(a)	the restriction of voting power conferred by a share on its holder; and

(b)	the transfer of that voting power to another party.

Dealing with each consideration in turn:

Restriction of voting power

Both at common law and under the BVI Business Companies Act 20041 (the “Act”), a share in a company confers on the holder three basic rights, one of which is the right to one vote per share at a meeting of the members or on any resolution of the members.

However, at common law2 and under the Act3, if a company’s memorandum and/ or articles of association4 expressly authorizes it to do so, the company may issue shares “subject to terms that negate, modify or add to…” any or all of those three basic rights.

The position at common law is confirmed by the leading decision of the English House of Lords in Bushell v Faith [1970] 2 WLR 272. This was a case in which

a.	a company had an issued share capital of 300 shares;

b.	P, D, and B each held 100 shares in the company;

c.	P and D were directors;

d.	The company’s articles of association provided as follows:

i.
Article 2: “…any share in the company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine…”.

ii.	Article 62: “Subject to any rights or restrictions for the time being attached to any class or classes of shares…every member shall have one vote for each share of which he is the holder.”

iii.
Special Article 9: “In the event of a resolution…for the removal from office of any director, any shares held by that director shall on a poll in respect of such resolution carry the right to three votes per share and [Article 62]…shall be construed accordingly.”

e.      P and B sought to pass a resolution to remove D as director. They voted 200 shares ‘for’ to his 100 shares ‘against’. However, he contended that his 100 shares carried 300 votes, thus defeating their 200 votes.

1 Section 34(1)
2 Bushell v Faith [1970] 2 WLR 272, discussed below
3 Section 34(2)
4 BVI BCA requires the authorisation to be in the memorandum

The House of Lords therefore had to consider whether such a provision for weighted voting was permissible, in circumstances where section 184 of the English Companies Act 1949 provided that “a company may by ordinary resolution remove a director notwithstanding anything in its articles”.

In deciding that such weighted voting was permissible, the House of Lords reasoned as follows:

a.	it expressly recognized that Special Article 9 was “obviously designed to evade section 184…”5; but

b.	Article 2 conferred on the company “a completely unfettered right to attach to any share or class of shares special voting rights…or to restrict those rights as the company may think fit…”.6; and

c.
it was commonplace that “…a company may and frequently does preclude preference shareholders from voting unless their [rights are affected]…”  and that “…particular shares may be issued with specially loaded voting rights which ensure that in all resolutions put before the shareholders in general meeting, the holder of those particular shares can always be sure of carrying the day…”.7; and

d.
if an article provided that the shares should, on every occasion, carry three votes, such a provision would be valid on all occasions, including one in which a resolution was proposed for removing the shareholder as director, and there was no difference between such an article, and one which addressed only particular occasions; and

e.
Parliament had never sought to fetter the right of a company to issue a share with such rights or restrictions as it may think fit, and any such fetter should be a matter for express legislation.8; and

f.	in not enacting any fetter, “Parliament followed its practice of leaving to companies and their shareholders liberty to allocate voting rights as they pleased.”9

Although Bushell v Faith was a case concerned with the addition of rights to shares, the House of Lords clearly regarded the same principle to apply equally to the restriction of rights.

5 per Lord Reid at page 1105
6 Per Lord Upjohn at page 1109
7 Per Lord Upjohn at page 1109
8 Per Lord Upjohn at page 1109.
9 Per Lord Donovan at page 1110.

In the BVI, Bushell v Faith would be binding authority, and the principles it expounds would be applicable to construing Section 34 of the Act.  Therefore, Clause 6 of the Memorandum of Association of each of Infinity China 1 Acquisition Corporation and Infinity China 2 Acquisition Corporation10 is the authorization required by Section 34(2) of the Act (semble Article 2 in Bushell v Faith), and Regulation 23.11 of the Articles of Association of each of Infinity China 1 Acquisition Corporation and Infinity China 2 Acquisition Corporation11 is an example of the negation or modification contemplated by Section 34(2)(b) of the Act (cf Special Article 9 in Bushell v Faith).

Transfer of voting power to another party

There is nothing in Section 34(2)(b) of the Act which prohibits the voting power to be transferred. Such a transfer is well within the meaning of the word “modify”. In the absence of any clear words prohibiting the transfer of voting power, the BVI legislature is presumed not to intend to fetter the company’s right - see subparagraphs e. and f. above.

Further, such transfer of voting power is but an example of an agreement to allow another person to exercise a shareholder’s vote, and this is permitted by BVI law: Section 85 of the Act expressly permits voting trusts12 and shareholder voting agreements13 and the latter are also permitted at common law14.

In this case, the board of directors are not a party to the statutory contract contained in the Articles of Association, and their entitlement under Regulation 23.11 to vote the Excess Shares is not therefore a contractual entitlement as between themselves and any shareholder whose vote has been restricted/modified. Instead, the board of directors’ entitlement under Regulation 23.11 derives from three sources

(a)
Section 11(2) of the Act, which confers on the board of director and each director the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified by the memorandum or the articles;

(b)
Section 109 of the Act, which confers on directors, the right to manage the business and affairs of the company and confers on them all powers necessary for managing, directing and supervising the business and affairs of the company, subject to any modifications in the memorandum or articles; and

10Clause 6.1 (a) of the draft amended and restated Memorandum of Association will provide that each Ordinary Shares confers upon the holder the right, subject to Regulation 23.11, to one vote at a meeting of the Members of the Company or on any Resolution of Members.
11 Regulation 23.11 of the draft amended and restated Articles of Association will provide that “If a Member (other than an Insider) who, individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under the Securities Act), owns or controls more than ten percent (10%) of the total Public Shares which would ordinarily be entitled to vote, then the Member(s) or parties acting in concert or as a group (as the case may be) shall only be entitled to vote a maximum of ten percent (10%) of the Public Shares in the Company (pro rata to their respective holdings, as applicable).  For the purposes of any resolutions, consents or other votes that may be required, the Public Shares in excess of this ten percent (10%) threshold shall not be entitled to vote and all additional Shares (the “Excess Shares”) shall be voted by the board of directors.  This Regulation 23.11 shall be interpreted to be consistent with Clause 6 of the Memorandum.  For the purposes of this Regulation, an “Insider” means any officer, director or pre-IPO shareholder (and their respective affiliates).”

12 Section 85(1)
13 Section 85(3)
14 Greenwell v Porter [1902] 1 Ch. 530 and Puddephatt v Leith [1916] 1 Ch. 200

(c)	Regulation 10 of the draft amended and restated Articles of Association (powers of directors).

However, this different source of entitlement does not negate the general proposition that BVI law recognizes and gives effect to consensual arrangements which transfer a shareholder’s right to vote to another person.

Conflicts of Interest, page 120

7.
We note your response to our prior comment 19 and reissue in part. We note your disclosure on page 123 regarding the list of entities for which a conflict of interest mayor does exist for each officer and director. Please revise to also state the priority and preference that each entity has with respect to the performance of duties and the presentation of business opportunities relative to the company.

The Company has revised its disclosure on page [124] to state that its directors and officers are required to present first to the entities in the table on page 123 certain suitable business opportunities of which they become aware prior to presenting such opportunities to the Company and such entities will have preference to those business opportunities over the Company.

Principal Shareholders, page 127

8.
We note your response to our prior comment 25 and reissue in part. Please revise to disclose the name of each person on the board of managers of Infinity-CSVC Partners, Ltd. In this regard, we note that you have only disclosed two of the five natural persons who have voting and investment power with respect to the ordinary shares listed in the table.

The Company has added the names of the three natural persons who have voting and investment power with respect to the ordinary shares to the footnote on page 127.

Exhibit 3.2

9.
We note that certain definitions in the Form of Amended and Restated Memorandum do not appear to be complete. In this regard, we note that the definition of “Target Business Acquisition Period” appears incomplete. Please revise or advise.

There appears to be a formatting error in the definition of "Target Business Acquisition Period" on the Edgar version of the form of amended memorandum and articles of association and a revised version is attached.

Exhibit 5.1

10.	The opinion covers the Shares issuable upon exercise of the Warrants included in the Units. The offer and sale of those Shares is not being registered with this transaction. Please revise or advise.

Counsel has revised its opinion in response to the Staff’s comment.

11.
In the introductory paragraph to Section 2, we note the disclosure that the “opinion is given only as to the circumstances existing on the date hereof” and “as to British Virgin Islands law in force on this date.” We also note a similar qualification in Section 5(a). Please have counsel confirm that the opinion will be dated on or about the date of effectiveness of the registration statement or have counsel remove these limitations.

Counsel has confirmed that the opinions will be dated on or about the date of effectiveness of the Registration Statement.

12.	In the introductory paragraph to Section 2, please have counsel delete the phrase “and known to us” used in the first sentence.

Counsel has revised its opinions in response to the Staff’s comment.

13.
In Section 2, please have counsel delete the assumptions contained in clauses 2(a), 2(b), 2(c), 2(g), 2(h), 2(j), 2(k), 2(1), 2(m) and 2(0). We view these statements as legal conclusions that should not be assumed away by legal counsel.

Counsel has revised its opinions in response to the Staff’s comments other than the following assumptions:

assumptions 2(a) and 2(b), both of which are standard and universally accepted assumptions to make in a foreign law legal opinion.  Counsel has advised that it needs to make these assumptions about the counterparties, as to do otherwise would widen its opinion beyond opining upon (i) the subject matter of the opinions (ie Infinity China 1 Acquisition Corporation and Infinity China 2 Acquisition Corporation, respectively); and (ii) matters of BVI law;

counsel has amended assumption 2(c) to clarify that it has no reason to believe that the choice of New York law will not be a valid and binding choice of law, but for the same reasons as above, has to assume that the choice of law is made in good faith, will be valid and binding and will be upheld by the New York Courts;

counsel has advised that it is unable to delete assumption 2(l) (now numbered 2(h)), as any error made by either the Registry of Corporate Affairs or the High Court Registry, which leads to an inaccuracy in the information available from the Public Records is beyond counsel’s control; and

counsel has amended assumption 2(o) (now numbered 2(j)) to clarify that it has no reason to believe that the directors are not acting in good faith, for a proper purpose, etc. in resolving to execute the Documents.

14.	Please have counsel confirm that the information contained in the Registered Agent’s Certificate will be limited solely to factual matters which are not readily ascertainable.

Counsel has confirmed that the information contained within the Registered Agent's Certificate will be limited to factual matters which are not publicly ascertainable.  The contents of the Directors' Certificate, referenced in the opinion will similarly be limited to factual matters which are not publicly or readily ascertainable.

Exhibit 5.2

15.
In the first paragraph of the Infinity 2 opinion, we note that the opinion relates to the registration of “4,000,000 units of the Company, including the underwriters’ overallotment option.” Please have counsel reconcile such statement with the registration statement which registers 4,600,000 units which includes 600,000 units to cover the underwriters’ over-allotment option.

We note the Staff’s comment and have revised the first paragraph of the Infinity 2 opinion accordingly.

16.
In the fourth paragraph, we note the disclosure that the “opinion expressed herein is based upon the law of the State of New York in effect on the date hereof.” Please have counsel confirm that the opinion will be dated on or about the date of effectiveness of the registration statement or have counsel remove this limitation.

We note the Staff’s comment and have revised the opinions accordingly.

17.	Please have counsel delete or revise the second sentence of the fourth paragraph. Counsel must provide a legal opinion based upon all applicable laws of the State of New York.

We note the Staff’s comment and have revised the opinions accordingly.

Exhibit 10.2

18.
We note that the formula for calculating the number of founder shares subject to forfeiture in Section 5 is based on 1,150,000 times a specified fraction depending on how many over-allotments shares are purchased by the underwriters. Please reconcile such number with the prospectus which discloses that 150,000 shares are subject to potential forfeiture.

We note the Staff’s comment and have revised the insider letter accordingly.

Exhibit 10.4

19.
We note that the agreement does not appear to address shareholder redemption rights in connection with an amendment to your memorandum and articles of association prior to your initial business combination. Please advise whether a separate agreement will address these potential redemptions.

We note the Staff’s comment and have revised the trust agreement accordingly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Mark Chess

Mark Chess

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP
Deutsche Bank Securities, Inc.
EarlyBirdCapital